UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)(1)

SILVER RAMONA MINING, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

828090 20 9

(CUSIP Number)

November 14, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 828090 20 9                                            Page 2 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              191,623
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           191,623
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     191,623
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.9%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 3 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners, II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              394,752
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           394,752
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     394,752 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.9%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 4 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Glenn A. Arbeitman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              652,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           652,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 5 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Corey S. Ribotsky
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              652,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           652,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 6 of 10

Item 1(a) Name of Issuer:

     The name of the issuer is Silver Ramona Mining,  Inc. ("Silver Ramona"),  a
Delaware corporation.

Item 1(b) Address of Issuer:

     The  principal  executive  offices  of Silver  Ramona  are  located at 2100
Highway 360, Suite 400-B, Grand Prairie, Texas 75050.

Item 2(a) Name of Person Filing:

     This  statement  on  Schedule  13G  ("Statement")  is  filed  by  Glenn  A.
Arbeitman,  Corey S.  Ribotsky,  New Millennium  Capital  Partners II, LLC ("New
Millennium"),  and AJW Partners, LLC ("AJW"; Messrs. Arbeitman and Ribotsky, New
Millennium and AJW shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as
"Members").  The  principal  business of Messrs.  Arbeitman  and Ribotsky is the operation and  management of private  investment  entities that engage in making diversified investments. The principal business of New Millennium and AJW is the making of  diversified  investments.  New  Millennium  and AJW are each  private investment funds owned by all of their respective  investors.  Mssrs.  Arbeitman and  Ribotsky  are the sole  managers of First  Street  Manager  II, LLC,  which manages and has voting and investment control over the shares of common stock of
Silver Ramona (the "SRM Common Stock") owned by New Millennium.  Mr. Ribotsky is also the manager of SMS Group,  LLC, which manages and has voting and investment control over the shares of SRM Common Stock owned by AJW.

Item 2(b) Principal Business Address of Person Filing:

     The address of principal business office of Messrs. Arbeitman and Ribotsky,
New Millennium and AJW is 155 First Street, Suite B, Mineola, New York 11051.

Item 2(c) Citizenship:

     Messrs.  Arbeitman  and  Ribotsky  are both  United  States  citizens.  New
Millennium is a limited  liability company organized under the laws of the State of New York, and AJW is a limited  liability company organized under the laws of the State of Delaware.

Item 2(d) Title of Class of Securities:

     This Statement relates to the SRM Common Stock, $.001 par value per share.

Item 2(e) CUSIP Number:

     The CUSIP number for the SRM Common Stock is 828090 20 9.

                                                                                                          Page 7 of
CUSIP NO. 828090 20 9                                            Page 7 of 10

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     Not Applicable.

Item 4 Ownership

4(a) Amount Beneficially Owned:

     Mr. Arbeitman  beneficially  owns 652,500 shares of SRM Common Stock (based on 10,014,748  shares  outstanding on 5/15/01);  Mr. Ribotsky  beneficially owns
652,500  shares of SRM Common Stock (based on 10,014,748  shares  outstanding on
5/15/01);  New Millennium  beneficially  owns 394,752 shares of SRM Common Stock
(based on 10,014,748  shares  outstanding on 5/15/01)(2) and AJW beneficially owns
191,623  shares of SRM common stock (based on 10,014,748  shares  outstanding on
5/15/01).

4(b) Percent of Class:

     The 652,500 shares of SRM Common Stock that Mr. Arbeitman beneficially owns represent 6.5% of the Silver Ramona's  outstanding shares; the 652,500 shares of
SRM Common  Stock that Mr.  Ribotsky  beneficially  owns  represent  6.5% of the
Silver Ramona's  outstanding shares; the 394,752 shares of SRM Common Stock that
New Millennium  beneficially owns represent 3.9% of Silver Ramona's  outstanding shares2 and the 191,623  shares of SRM Common Stock that AJW  beneficially  owns represent 1.9% of the Silver Ramona's outstanding shares.

4(c) Number of shares as to which such person has:

     (i),(iii)  Sole power to vote or to direct the vote;  Sole power to dispose or direct the disposition of

     Each Member is the sole  beneficial  owner of the securities  identified in subsection (a) above as beneficially  owned by such Member and has sole power to vote or direct the vote of such  securities.  Each  Member has the sole power to dispose or direct the disposition of the securities identified in subsection (a)
above as beneficially owned by such Member.

--------
(2)  The number of shares listed as beneficially owned by New Millenium does not include  the  shares  that New  Millennium  may  acquire  by  virtue of its conversion of a convertible  promissory  note (the "Note") in the principal amount of  $100,000.  The Note is  convertible  at the option of the holder into the number of shares of common  stock of Silver  Ramona  Mining,  Inc.
     (the "SRM Common Stock")  calculated by dividing the outstanding  principal amount and  accrued  and unpaid  interest  by the  "Conversion  Price." The
     Conversion Price is a price per share equal to the lessor of (i) 65% of the prices  asked by any person or entity  acting as a market  maker in the SRM
     Common Stock during the ten Trading Days immediately preceding the relevant date upon which a conversion is effected,  or (ii) U.S. $1.429 per share of
     SRM Common Stock;  provided,  however,  that in no event may the Conversion
     Price be less than U.S. $1.00.  Since the Conversion  Price is dependent in part upon the market price of the SRM Common Stock, the number of shares of
     SRM Common Stock beneficially owned by New Millennium by virtue of the Note fluctuates  daily and the actual  number of shares of SRM Common Stock that will be  issued  at the  time  of the  conversion  of the  Note  cannot  be determined at this time.

CUSIP NO. 828090 20 9                                            Page 8 of 10

Item 5 Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8 Identification and Classification of Members of the Group

     Please  see Item 2(a) for a detailed  description  of the  identity  of the members of the group.

Item 9 Notice of Dissolution of Group

     Not Applicable

Item 10 Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above were not  acquired  and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

                                                                                                          Page 9 of
CUSIP NO. 828090 20 9                                            Page 9 of 10

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                AJW PARTNERS, LLC

                                By: SMS Group, LLC

                                By: /s/   Corey S. Ribotsky
                                    -------------------------------
                                      Corey S. Ribotsky, Manager

                                NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                                By: First Street Manager II, LLC

                                By: /s/  Glenn A. Arbeitman
                                    -------------------------------
                                      Glenn A. Arbeitman, Manager

                                    /s/  Glenn A. Arbeitman
                                    -------------------------------
                                   Glenn A. Arbeitman

                                    /s/   Corey S. Ribotsky
                                    -------------------------------
                                    Corey S. Ribotsky

                                                                                                         Page 10 of
CUSIP NO. 828090 20 9                                            Page 10 of 10

                                    JOINT FILING AGREEMENT

     JOINT FILING  AGREEMENT made as of this 13th day of June, 2001 by and among
GLENN A. ARBEITMAN ("GA"),  COREY S. RIBOTSKY ("CR"),  and AJW PARTNERS,  LLC, a
Delaware limited liability  company ("AJW") and NEW MILLENNIUM  CAPITAL PARTNERS
II, LLC a Delaware limited liability company ("NMP").

     WHEREAS,  GA, CR, AJW and NMP collectively  beneficially own more than five
(5%)  percent of the issued and  outstanding  common  stock,  $.001 par value of
Silver Ramona Mining, Inc. ("Silver Common Stock"), a New York corporation; and

     WHEREAS, pursuant to Section 13 (g) of the Securities Exchange Act of 1934,
as amended and the rules and  regulations  promulgated  thereunder,  the parties hereto are  required to file a Schedule  13G with the  Securities  and  Exchange
Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. GA, CR, AJW and NMP hereby agree to jointly file a Schedule 13G with the
SEC  regarding the  beneficial  ownership of Silver Common Stock and to file any and all amendments and supplements thereto.

     2.  This  Agreement   contains  the  entire  agreement  among  the  parties
concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written. AJW PARTNERS, LLC

                                   By: SMS Group, LLC

                                   By: /s/ Corey S. Ribotsky
                                      ------------------------------
                                          Corey S. Ribotsky, Manager

                                   NEW MILLENNIUM CAPITAL
                                   PARTNERS II, LLC

                                   By: First Street Manager II, LLC
                                      ------------------------------

                                      By: /s/ Glenn A. Arbeitman
                                      ------------------------------
                                          Glenn A. Arbeitman, Manager

                                      /s/ Glenn A. Arbeitman
                                      ------------------------------
                                      Glenn A. Arbeitman

                                      /s/ Corey S. Ribotsky
                                      ------------------------------
                                      Corey S. Ribotsky